SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Domestic demand grows 39% in April

We recorded the best load factor rate in domestic and international flights for the month of April

São Paulo, May 19, 2011 – (BM&FBOVESPA: TAMM4, NYSE: TAM). Brazilian National Civil Aviation Agency (ANAC) disclosed today the operational data for the month of April 2011.

Domestic market

In the domestic market, which includes Pantanal’s data, we achieved a demand growth (in RPK) of 38.5%, combined with an increase of 18.6% in the supply (in ASKs), compared with April 2010, which led to an increase in the load factor of 10.5 p.p. to 73.2%. Our market share in the domestic market was 44.5%.

April's performance confirms our plan to promote air travel to emerging classes, also influenced by the extended holiday of Tiradentes and Holy Week, increasing the number of leisure travelers.

April was marked by a series of records regarding the number of transported passengers in a single day. On April 25th, the return from the Holy Week holiday in Brazil, we transported over 136 thousand passengers. This is the highest number of passengers transported in only one day ever registered in our history. According to Infraero data, we maintained 83.8% punctuality and 98.7% regularity in domestic flights on the same day.

The domestic yield remained stable compared with the previous month showing the success of our strategy of maximizing RASK (revenue per available seat kilometers).

International market

In the international market, compared to the same month last year, we saw a rise of 36.1% in demand with a 20.2% increase in supply resulting in an increase of 9.8 p.p. in load factor reaching 84.2%. Our market share among Brazilian carriers in April was 89.1%.

On May 13th, 2011, we completed one year as a Star Alliance member. During this year, we could expand our services, offering a range of benefits to passengers stimulating the demand that are also encouraged by the appreciation of the real against the dollar.

The international yield in dollar remained stable compared to March 2011.

Tables

Domestic Market	April	April	Var. %	March	Var. %	Jan-Apr	Jan-Apr	Var. %
	2011	2010	YoY	2011	MoM	2011	2010	YoY
TAM
ASK (millions) – Supply	4.064	3.427	18,6%	4.073	-0,2%	15.997	13.994	14,3%
RPK (millions) – Demand	2.973	2.147	38,5%	2.797	6,3%	11.385	9.473	20,2%
Load Factor	73,2%	62,6%	10,5 p.p.	68,7%	4,5 p.p.	71,2%	67,7%	3,5 p.p.
Market share	44,5%	42,3%	2,3 p.p.	41,8%	2,7 p.p.	42,5%	42,5%	0,0 p.p.

International Market	April	April	Var. %	March	Var. %	Jan-Apr	Jan-Apr	Var. %
	2011	2010	YoY	2011	MoM	2011	2010	YoY
TAM
ASK (millions) – Supply	2.312	1.923	20,2%	2.367	-2,3%	9.184	8.069	13,8%
RPK (millions) – Demand	1.946	1.430	36,1%	1.901	2,4%	7.421	6.151	20,6%
Load Factor	84,2%	74,3%	9,8 p.p.	80,3%	3,9 p.p.	80,8%	76,2%	4,6 p.p.
Market share	89,1%	88,3%	0,8 p.p.	86,1%	3,0 p.p.	86,6%	87,1%	-0,5 p.p.

About TAM: (www.tam.com.br)
Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)
Líbano Miranda Barroso (CEO TAM Airlines and
Investor Relations Director TAM S.A)
Jorge Bonduki Helito (IR Manager)
Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715
Fax: (11) 5582-8149

We operate direct flights to 49 cities in Brazil and 19 cities in South America, the United States and Europe. Through agreements with companies in Brazil and abroad, our network encompasses 93 airports in Brazil and 92 international destinations, including Asia. In April 2011 our market share was 44.5%, and is also the country's leading player among Brazilian airlines that operate international routes, with 89.1% market share. With the largest passenger aircraft fleet in the country (155 aircraft), we offer customer service marked by our Spirit to Serve and seeks to make air travel more accessible to the general public. We were the first Brazilian airline to offer a loyalty program, TAM Fidelidade, which has already issued 14 million tickets in exchange for points and is part of the Multiplus network, which today has 8.3 million members. Member of Star Alliance – the world's largest airline alliance – since May 2010, we are part of a network with 1,160 destinations in 181 countries.

invest@tam.com.br
www.tam.com.br/ir

Press Agency Contact: Phone.: (55) (11) 5582-9748/7441/7442/8795 Cel. (55) (11) 8644-0128 tamimprensa@tam.com.br www.taminforma.com.br

Forward-looking statements:
This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.